Exhibit (a)(5)(i)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Acxiom Corporation. The tender offer (as defined below) is made solely by the Offer to Purchase dated August 7, 2006 and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by J.P. Morgan Securities Inc. and Stephens Inc., the Dealer Managers for this tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Acxiom Corporation

of

Up to 11,111,111 Shares of its Common Stock

(Including the Associated Stock Purchase Rights)

at

a Purchase Price Not Greater Than $27.00 Nor Less Than $25.00 Per Share

Acxiom Corporation, a Delaware corporation (the “Company”), invites holders of its Common Stock, $0.10 par value per share, to tender their shares at prices specified by such stockholders, not greater than $27.00 nor less than $25.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, which together, as amended or supplemented from time to time, constitute the tender offer (the “Offer”).

Unless the context requires otherwise, all references to “shares” shall include the associated stock purchase rights issued pursuant to that certain Rights Agreement dated January 28, 1998 between us and Computershare Trust Company, N.A. (formerly known as First Chicago Trust Company). All shares tendered and purchased will include such associated stock purchase rights.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 12, 2006 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.

The Offer is subject to conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, the Company will determine a single price (the “Purchase Price”), not greater than $27.00 nor less than $25.00 per share, that it will pay for the shares validly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest price that will allow it to purchase 11,111,111 shares or, if a lesser number of shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. The Company will purchase all the shares validly tendered at prices at or below the Purchase

Price prior to the Expiration Date upon the terms and subject to the conditions of the Offer, including “odd lot” priority, proration and conditional tender provisions. If more than 11,111,111 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the Purchase Price, the Company will purchase shares on the following basis:

(a) first, from all stockholders of “odd lots” (persons who own less than 100 shares) who properly tender all of their shares at or below the Purchase Price selected by the Company and do not properly withdraw them before the expiration of the Offer;

(b) second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other stockholders who properly tender shares at or below the Purchase Price selected by the Company and do not properly withdraw them before the expiration of the Offer; and

(c) third, only if necessary to permit the Company to purchase 11,111,111 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the expiration of the Offer.

All other shares that have been tendered and not purchased will be returned to stockholders promptly after the Expiration Date. The Company expressly reserves the right to extend the Offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the Offer, as so extended by the Company, shall expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of the tendering stockholder to withdraw such stockholder’s shares.

In the event the Purchase Price is less than the maximum of $27.00 per share and more than 11,111,111 shares are tendered pursuant to the Offer at or below the Purchase Price, the Company intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the Offer so that it will repurchase up to $300 million of its shares. By way of example, if the Purchase Price is $26.00 per share, the Company intends to purchase up to an additional 427,350 of its outstanding shares to the extent tendered pursuant to the Offer.

Tenders of shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase may be withdrawn after 12:00 midnight, New York City time, on Monday, October 2, 2006. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of shares tendered by an Eligible Institution, must be submitted prior to the release of such shares.

Any such notice must specify the name of the registered holder, if different from that of the tendering stockholder, and the serial numbers shown on the particular certificate evidencing the shares to be withdrawn.

In the case of shares tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the Offer.

Payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

Our Board of Directors has reviewed a variety of alternatives for using the Company’s available financial resources with the assistance of management and outside advisors. The Board considered the Company’s existing and anticipated capital structure and financial position, including outstanding common stock, debt and debt structure, financial ratios and anticipated cost and availability of financing, as well as credit ratings, the market price of the common stock and the Company’s operations, strategy and expectations for the future. The Board believes that repurchasing shares using additional indebtedness from new credit facilities (the “Credit Facilities”) that we intend to obtain, is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s stockholders.

We believe that the modified “Dutch Auction” tender offer set forth herein represents an efficient mechanism to provide our stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Stockholders who do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional cost to them. We do not believe that consummation of the Offer will impair our competitive ability or our business prospects; however, borrowing under the Credit Facilities will increase our debt and interest expense on an ongoing basis.

The Offer is an element of the Company’s overall plan to maximize value for its stockholders. If the Company is unable to purchase $300 million of shares pursuant to the Offer, it will consider, in its sole discretion, various other options, including, among other things, additional share repurchases.

The Company’s Board of Directors has approved this Offer. However, neither the Company nor the Board of Directors, the Dealer Managers, the Information Agent or the Depositary make any recommendation to any stockholder whether to tender or refrain from tendering any or all shares or as to the Purchase Price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision whether to tender shares and, if so, how many shares to tender and the price or prices at which they will tender the shares. Four executive officers and directors, including Charles D. Morgan, our Chairman and Company Leader, and Jeffrey Ubben, a new director, have indicated that they may tender a portion of shares of Common Stock beneficially owned by them or their affiliates into the Offer. The Company’s other executive officers and directors have advised the Company that they do not intend to tender any of their shares pursuant to the Offer.

The receipt of cash by stockholders for tendered shares purchased by the Company in the Offer will generally be treated for United States federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or as a dividend. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the Offer and to consult their tax advisors.

The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the Information Agent at the address and telephone number set out below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set out below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

[INNISFREE logo]

501 Madison Avenue, 20th Floor

New York, New York 10022

TOLL-FREE: (877) 750-9497 (From the U.S. and Canada)

(412) 232-3651 (From other countries)

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

[JPMorgan logo]	[Stephens Inc. logo]
J.P. Morgan Securities Inc.	111 Center Street
277 Park Avenue	Little Rock, Arkansas 72201
New York, New York 10172	(800) 643-9691 (Call Toll Free)
(877) 371-5947 (Call Toll Free)

August 7, 2006